Exhibit (a)(5)(ii)

FBR & Co. Announces Results of Self-Tender Offer

Arlington, Virginia — June 19, 2013 — FBR & Co. (Nasdaq: FBRC) today announced the results of its previously announced modified “Dutch auction” tender offer to purchase up to 1.25 million shares of its common stock at a price between $22.50 and $23.50, which expired at 12:00 midnight, New York City time, on Tuesday, June 18, 2013.  FBR has accepted for purchase sixty-four shares of its common stock, or less than 0.1% of its shares outstanding, at a price of $23.10 per share.  Payment for the shares accepted for purchase under the tender offer will be made promptly, at a total cost to FBR of approximately $1,500 excluding fees and expenses relating to the tender offer.  FBR expects to have approximately 11.9 million shares of common stock outstanding immediately following consummation of the tender offer.

Since FBR commenced its first self-tender offer in May 2011, the company has repurchased a total of approximately 4.2 million shares, returning just over $49 million to shareholders.  While the company may choose to make further opportunistic repurchases to offset the dilutive effect of vesting employee grants, FBR’s overriding objective will continue to be enhancing shareholder value through the most effective means available.

FBR remains authorized to repurchase additional shares of its common stock from time to time through open market purchases, at prevailing market prices or in privately negotiated or other transactions.  This authorization is subject to modification or termination by FBR’s board of directors at any time.  Pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, any such additional repurchases by FBR of shares of its common stock shall not occur prior to the expiration of at least ten business days after the expiration date of the tender offer.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 659-6590 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.

CONTACT: FBR & Co.

Investor Contacts:

Bradley J. Wright

703-312-9678

bwright@fbr.com

or

Media Contacts:

Shannon Small

703-469-1190

media@fbr.com